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                                                                  April 22, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Vincent J. DiStefano

       Re: Eaton Vance Tax-Managed Buy-Write Income Fund
           Common Shares of Beneficial Interest
           Registration Nos.333-120666
                            811-21676

Dear Sirs:

      The undersigned, as the representative of the prospective Underwriters of the above captioned securities, hereby joins in the request of the Eaton Vance Tax-Managed Buy-Write Income Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 2:00 p.m., Eastern Time, on April 25, 2005, or as soon thereafter as practicable.

      In connection with the request for acceleration of the effectiveness of the Registration Statement, please be advised that to date we have distributed approximately 139,050 copies of the Preliminary Prospectus dated March 23, 2005, to underwriters and selected dealers who it is anticipated will be invited to participate in the offering.

                                        Very truly yours,

                                        CITIGROUP GLOBAL MARKETS INC.

                                        By: /s/ Kevin Deignan
                                            -----------------------
                                            Kevin Deignan
                                            Director